                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                              (Amendment No. 6)*

                             Micros Systems, Inc.
         ------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $0.025 per share
         ------------------------------------------------------------
                        (Title of Class of Securities)

                                  594901100
         ------------------------------------------------------------
                                (CUSIP Number)

                              Michael T. Sweeney
                          Assistant General Counsel
                       Westinghouse Electric Corporation
                           Westinghouse Building
                             11 Stanwix Street
                        Pittsburgh, Pennsylvania 15222
                                (412) 642-3343
         ------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 July 6, 1995
         ------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following box if a fee is being paid with the statement [   ].  (A fee
is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 3d-1(a) for other parties to whom copies are to be sent.

__________________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP NO.  594901100                    SCHEDULE 13D
            -----------
     1      NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Westinghouse Electric Corporation 25-0877540

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ X ]
                                                                 (b) [   ]


     3      SEC USE ONLY



     4      SOURCE OF FUNDS*

            N/A

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) or 2(e)                             [   ]

     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Incorporated in Pennsylvania

                            7     SOLE VOTING POWER

                                  0 (see Amended Item 5)
       NUMBER OF
         SHARES             8     SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                  0
     EACH REPORTING
      PERSON WITH           9     SOLE DISPOSITIVE POWER

                                  0 (see Amended Item 5)

                           10     SHARED DISPOSITIVE POWER

                                  0

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,849,123 (see Amended Item 5)

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*     [   ]

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            49.0% (calculated based on the number of shares outstanding as of March 31, 1995)

    14      TYPE OF REPORTING PERSON*

            CO

                                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

  CUSIP NO.  594901100                    SCHEDULE 13D
            -----------
     1      NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Westinghouse Holdings Corporation 25-1638829

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ X ]
                                                                 (b) [   ]


     3      SEC USE ONLY



     4      SOURCE OF FUNDS*

            N/A

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) or 2(e)                             [   ]

     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Incorporated in Delaware

                            7     SOLE VOTING POWER

                                  3,849,123 (see Amended Item 5)
       NUMBER OF
         SHARES             8     SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                  0
     EACH REPORTING
      PERSON WITH           9     SOLE DISPOSITIVE POWER

                                 3,849,123 (see Amended Item 5)

                           10     SHARED DISPOSITIVE POWER

                                  0

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,849,123 (see Amended Item 5)

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*     [   ]

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            49.0% (calculated based on the number of shares outstanding as of March 31, 1995)

    14      TYPE OF REPORTING PERSON*

            CO

                                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

        The Schedule 13D filed on October 30, 1989 by Westinghouse Electric Corporation ("Westinghouse"), as amended, is hereby further amended by this Amendment No. 6 as follows:


     1. Item 4 is amended to report the disposition by WHC on July 6, 1995 of 1,000,000 shares of Common Stock of Micros pursuant to a registration statement filed with the Securities and Exchange Commission on January 25, 1995 as subsequently amended.

     2. Item 5 is amended to report that effective upon the closing of the sale by WHC on July 6, 1995 of 1,000,000 shares of the Common Stock of Micros, the aggregate number of shares of said Common Stock beneficially owned by WHC will decline to 3,849,123 shares, and Westinghouse thereupon will indirectly beneficially own an aggregate of 3,849,123 shares of the Common Stock by virtue of the sole ownership by Westinghouse of WHC. Based on the 7,848,761 shares of Common Stock outstanding as of March 31, 1995, as reported by Micros in its Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 1995, WHC and Westinghouse will be the beneficial owners of approximately 49.0% of the outstanding shares of Common Stock. WHC has the power to vote or to direct the vote, and to dispose or to direct the disposition of, 3,849,123 shares of Common Stock.

        Item 5 is further amended to report that except as described in Item 4, as amended herein, no transactions in shares of Common Stock of Micros have been effected during the past sixty days by Westinghouse, WHC, or, to the best of Westinghouse's or WHC's knowledge, any executive officer or director of Westinghouse or of WHC.

     3. Item 6 is amended to report the sale by WHC on July 6, 1995 of 1,000,000 shares of the Common Stock of Micros.

     4. Any information previously included in the Schedule 13D, as amended, and not expressly revised or modified as described in this Amendment No. 6, remains unchanged.

     5. The registration statement referenced in Item 4 is incorporated by reference to the filing of the registration statement on January 25, 1995 as subsequently amended.

                                  Signature

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 6 is true, complete and correct.


                                 WESTINGHOUSE ELECTRIC CORPORATION


Dated:  July 11, 1995            By    /s/ FREDRIC G. REYNOLDS
                                    ----------------------------
                                       Fredric G. Reynolds
                                       Executive Vice President and
                                       Chief Financial Officer

                                  Signature

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 6 is true, complete and correct.


                                   WESTINGHOUSE HOLDINGS CORPORATION


Dated:  July 11, 1995              By    /s/ CLAUDIA E. MORF
                                       ------------------------
                                         Claudia E. Morf
                                         Treasurer

                                  Schedule I
                                  ----------
                     Name, business address, and present
                    principal occupation or employment of
                   the directors and executive officers of
                      Westinghouse Electric Corporation:
                      ----------------------------------

                                  Directors
                                  ---------

                                                    Present Principal Occupation and
Name, Business Address                              Address of Employment
- ----------------------                              --------------------------------
 Frank C. Carlucci                                  Chairman
 The Carlyle Group                                  The Carlyle Group
 1001 Pennsylvania Avenue, N.W.                     1001 Pennsylvania Avenue, N.W.
 Washington, DC 20004-2505                          Washington, DC 20004-2505

 Robert E. Cawthorn                                 Chairman
 Rhone-Poulenc Lorer, Inc.                          Rhone-Poulenc Lorer, Inc.
 500 Arcola Road                                    500 Arcola Road
 Collegeville, PA 19426                             Collegeville, PA 19426

 Gary M. Clark                                      President
 Westinghouse Electric Corporation                  Westinghouse Electric Corporation
 Westinghouse Building                              Westinghouse Building
 11 Stanwix Street                                  11 Stanwix Street
 Pittsburgh, PA 15222                               Pittsburgh, PA 15222

 George H. Conrades                                 President and Chief Executive Officer
 Bolt Beranek & Newman Inc.                         Bolt Beranek & Newman Inc.
 150 Cambridge Park Drive                           150 Cambridge Park Drive
 Cambridge, MA 02140                                Cambridge, MA 02140

 William H. Gray III                                President and Chief Executive Officer
 United Negro College Fund, Inc.                    United Negro College Fund, Inc.
 8260 Willow Oaks Corporate Drive                   8260 Willow Oaks Corporate Drive
 P.O. Box 10444                                     P.O. Box 10444
 Fairfax, VA 22031                                  Fairfax, VA 22031

 Michael H. Jordan                                  Chairman and Chief Executive Officer
 Westinghouse Electric Corporation                  Westinghouse Electric Corporation
 Westinghouse Building                              Westinghouse Building
 11 Stanwix Street                                  11 Stanwix Street
 Pittsburgh, PA 15222                               Pittsburgh, PA 15222


                               Directors (con't.)
                               ---------

                                                    Present Principal Occupation and
Name, Business Address                              Address of Employment
- ----------------------                              --------------------------------
 David T. McLaughlin                                Chairman and Chief Executive Officer
 The Aspen Institute                                The Aspen Institute
 Carmichael Road                                    Carmichael Road
 Queenstown, MD 21658                               Queenstown, MD 21658

 Richard M. Morrow                                  Retired Chairman and
 AMOCO Corporation                                    Chief Executive Officer
 200 E. Randolph Drive                              AMOCO Corporation
 Chicago, IL 60601-7125                             200 E. Randolph Drive
                                                    Chicago, IL 60601

 Richard R. Pivirotto                               President
 Richard R. Pivirotto Co., Inc.                     Richard R. Pivirotto Co., Inc.
 111 Clapboard Ridge Road                           111 Clapboard Ridge Road
 Greenwich, CT 06830                                Greenwich, CT 06830

 Paula Stern                                        President
 The Stern Group, Inc.                              The Stern Group, Inc.
 3314 Ross Place, N.W.                              3314 Ross Place, N.W.
 Washington, DC 20008                               Washington, DC 20008

 Robert D. Walter                                   Chairman and Chief Executive Officer
 Cardinal Health, Inc.                              Cardinal Health, Inc.
 655 Metro Place South                              655 Metro Place South
 Suite 925                                          Suite 925
 Dublin, OH 43017                                   Dublin, OH 43017

                               Executive Officers
                               ------------------

                                                    Present Principal Occupation and
Name, Business Address                              Address of Employment
- ----------------------                              --------------------------------
 Michael H. Jordan                                  Chairman and Chief Executive
 Westinghouse Electric Corporation                    Officer
 Westinghouse Building                              Westinghouse Electric Corporation
 11 Stanwix Street                                  Westinghouse Building
 Pittsburgh, PA  15222                              11 Stanwix Street
                                                    Pittsburgh, PA  15222

 Gary M. Clark                                      President
 Westinghouse Electric Corporation                  Westinghouse Electric Corporation
 Westinghouse Building                              Westinghouse Building
 11 Stanwix Street                                  11 Stanwix Street
 Pittsburgh, PA  15222                              Pittsburgh, PA  15222

 Frank R. Bakos                                     President - Power Generation
 Westinghouse Electric Corporation                  Westinghouse Electric Corporation
 The Quadrangle                                     The Quadrangle
 4400 Alafaya Trail                                 4400 Alafaya Trail
 Orlando, FL 32826-2399                             Orlando, FL 32826-2399

 Louis J. Briskman                                  Senior Vice President and
 Westinghouse Electric Corporation                    General Counsel
 Westinghouse Building                              Westinghouse Electric Corporation
 11 Stanwix Street                                  Westinghouse Building
 Pittsburgh, PA  15222                              11 Stanwix Street
                                                    Pittsburgh, PA  15222

 Francis J. Harvey                                  President - Electronic Systems
 Westinghouse Electric Corporation                  Westinghouse Electric Corporation
 P.O. Box 1693, M.S. A500                           P.O. Box 1693, M.S. A500
 Baltimore, MD 21203                                Baltimore, MD 21203

 W. C. Bill Korn                                    Chairman and Chief Executive
 Westinghouse Broadcasting Company                    Officer -  Westinghouse
 200 Park Avenue                                      Broadcasting Company
 New York, NY 10166                                 Westinghouse Broadcasting Company
                                                    200 Park Avenue
                                                    New York, NY 10166

 Richard A. Linder                                  Chairman - Electronic Systems
 Westinghouse Electric Corporation                  Westinghouse Electric Corporation
 P.O. Box 1693, Mail Stop A500                      P.O. Box 1693, Mail Stop A500
 Baltimore, MD 21203                                Baltimore, MD 21203


 James S. Moore                                     President - Westinghouse
 Westinghouse Electric Corporation                    Government & Environmental
 Westinghouse Building                                Services Co.
 11 Stanwix Street                                  Westinghouse Electric Corporation
 Pittsburgh, PA  15222                              Westinghouse Building
                                                    11 Stanwix Street
                                                    Pittsburgh, PA  15222



                               Executive Officers (con't.)
                               ------------------

                                                    Present Principal Occupation and
Name, Business Address                              Address of Employment
- ----------------------                              --------------------------------
 Fredric G. Reynolds                                Executive Vice President
 Westinghouse Electric Corporation                    and Chief Financial Officer
 Westinghouse Building                              Westinghouse Electric Corporation
 11 Stanwix Street                                  Westinghouse Building
 Pittsburgh, PA  15222                              11 Stanwix Street
                                                    Pittsburgh, PA  15222

 James F. Watson, Jr.                               President - Thermo King
 Thermo King Corporation                            Thermo King Corporation
 314 W. 90th Street                                 314 W. 90th Street
 Minneapolis, MN 55420                              Minneapolis, MN 55420


 Nathaniel D. Woodson                               President - Energy Systems
 Westinghouse Electric Corporation                  Westinghouse Electric Corporation
 Energy Center                                      Energy Center
 4350 Northern Pike                                 4350 Northern Pike
 Monroeville, PA 15146                              Monroeville, PA 15146